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SmallChange.co

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Where everyone can invest in real estate. Build a better city. Invest.

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947 Liberty Ave, Storefront, Pittsburgh, PA, United States, Pennsylvania

(412) 434-7166

hello@smallchange.co

smallchange.co

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SmallChange.co
July 15 ·

NSSC Holdings, LLC is testing the waters under regulation crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Click here to learn more https://bit.ly/3amb1dk ... See more


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SmallChange.co
23 hrs ·

On SmallChange.co, Platform USA raised $199,750 from 57 #investors to support the growth of a Black-owned Proptech company seeking to increase the speed of a bldg's construction while reducing cost. That's making change. https://bit.ly/3PQ9eNh



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SmallChange.co
September 9 at 1:28 PM ·

Imagine that you can buy a pre-fabricated, modular kit to convert your garage (quickly) into a pre-approved ADU. Meet SYMBIHOM – preparing to scale! On SmallChange.co https://bit.ly/3QbUc3p



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SmallChange.co
September 8 at 1:58 PM ·

Brinda Devine was often the only woman/Black person in the room. Today, with 25 years of experience in #realestate, her #development company has ideas about how to make some change in Detroit.

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SmallChange.co

July 15 ·

NSSC Holdings, LLC is testing the waters under regulation crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Click here to learn more https://bit.ly/3amb1dk #oursmallchange #smallchange #smallchangeimpactinvesting #realestatedevelopment #impactinvesting #realestateinvestingforeveryone


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Eve Picker's
RETHINK
REAL ESTATE
FOR GOOD.

Eve Picker · 1st

Lover of cities. Architect. Urban designer. Real estate developer. Fintech pioneer. Urban change agent.

Talks about #impact, #investment, #realestate, #smallchange, and #crowdfunding

Pittsburgh, Pennsylvania, United States · Contact info

9,729 followers · 500+ connections

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Small Change

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You both work at SmallChange.co
Eve started at SmallChange.co 3 years and 8 months before you did
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We're raising capital (soon).
Small Change
NSSC Holdings, LLC is testing the waters under regulation crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepte...

Link
Eve Picker. Social Impact Hero.
Rethink Real Estate. For Good.
Eve founded Small Change, a crowdfunding platform that enables developers to raise capital for real estate projects with social impact.

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Agricultural companies are crowdfunding to raise equity.
Rethink Real Estate. For Good.
Agricultural innovation is being helped along by equity crowdfunding. We need innovation to meet growing demand and for future food security.

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Eve Picker posted this · now

#SuperCrowd22 is almost here! Don't miss out on the biggest virtual #ImpactCrowdfunding event of the year. Click https://bit.ly/3zGp8ma to register. Code "smallchange124" gets you a $124 discount!

Eve Picker reshared a post · 21h

Eve Picker posted this · 23h

#Housing crisis? Rebecca Moller has a plan. A garage-to-ADU conversion kit to convert a garage into an income-producing ADU in a matter of weeks. Tune into the Rethink Real Estate For Good podcast. Dropping soon! https://bit.ly/3rfZB01

6 · 1 comment

Eve Picker posted this · 2d

Cante Dus wants to take luxury estates out of the hands of the 0.1% and into the hands of ... well ... everyone! Hear more on the Rethink Real Estate For Good #podcast . https://bit.ly/3EMKn7U

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NSSC Holdings, LLC is testing the waters under regulation crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind. Click here to learn more https://bit.ly/3amb1dk #oursmallchange #smallchange #smallchangeimpactinvesting #realestatedevelopment #impactinvesting #realestateinvestingforeveryone


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Meet Renovare.

Ever wondered what impact looks like?

Just three years old, Renovare expects to close on six development projects over the next year. And all meet community needs in urban areas and on main streets.

Want to help them grow? You can on Small Change (if you're 18+).

MAKE SOME CHANGE!

Meet the Kornr Store.

[illegible]

Many Detroit neighborhoods lack the essentials that we can take for granted. So her plan is to develop small scale marketplaces within Detroit neighborhoods. The first being Kornr Store.

As she says, "We could have a long discussion on the why, but I would rather focus on a solution and create a why not."

Want to help make it happen? You can on Small Change (if you're 18+).

MAKE SOME CHANGE!


Invest in
Small Change
We're raising capital (soon).
You can help us grow.
GET UPDATES


Eve Picker's
RETHINK
REAL ESTATE
FOR GOOD.

Dear <<First Name>>,

Madelyn Kirch is the founder of Sun & Moon Marketing Communications in New York. What differentiates her agency is its focus on real estate.

Madelyn founded her company in her basement with a $2,500 investment. That was almost 30 years ago, and the need for Sun & Moon's expertise hasn't waned, in part because developers are not schooled in marketing and generally need (serious) help.

Over the years 'marketing' has changed (a lot). Gone are the days of ads in a newspaper. Today you need to find your audience in other ways.

Listen in to hear how Madelyn thinks marketing real estate works best.



Eve Picker
rethinkrealestateforgood.co


Want to invest in change?

RETHINK REAL ESTATE FOR GOOD.

FEATURED



August 22, 2022

Agri-Crowdfunding.

"The world's population is expected to have grown by over a third from 2009 to 2050, an additional 2.3 billion people. To feed this number of people, food production will have to increase by around 70% from the 2005/07 levels (source: The World Bank). Meeting this world demand...

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LISTEN TO THE PODCASTS



July 27, 2022

I finally found my tribe.

Jim is an infill developer and sustainable development advisor based in Sonoma County, California...

Listen to the podcast



July 20, 2022

No more broken promises.

Brinca Devine has over 25 years of experience in real estate, beginning at age...

Listen to the podcast



July 13, 2022

Storyteller.

Madelyne Kirch is the founder of Sun & Moon Marketing Communications in New York...

Listen to the podcast

Search the site ...

APPLY TO BE A PODCAST GUEST

IN THE NEWS








Curiosity In Progress

EVENTS TO ATTEND

SEP 15 — September 15 - September 16
SuperCrowd 22: A virtual conference for social entrepreneurs

OCT 26 — 10:30 am - 11:30 am CDT
ULI Fall Meeting 2022: Toward Equality in Real Estate Development Debt Capital Access

OCT 26 — 1:00 pm - 2:30 pm CDT
ULI Fall Meeting 2022: Investing for Impact through Crowdfunding

View Calendar

READ THE ARTICLES



Hedge funds and the Housing Crisis.

"America's housing crisis is a longstanding problem. But recent reports of private hedge funds buying up detached houses and townhouses is likely to make an already difficult situation even worse. When hedge funds...

Continue Reading



Changing the ownership model.

"Every neighborhood deserves a vibrant local economy filled with businesses that serve residents' needs. Equitable access to commercial real estate is key to making that happen" write Tracy Loh and Andre...

Continue Reading



Are investors to blame?

"About 2.5 million households shopping for a first home will be shut out of the market this year, estimates Nadia Evangelou, senior economist with the National Association of Realtors. That amounts...

Continue Reading

MORE TO SEE



Impact investing. More than a fad.

May 30, 2022



Net zero building. It's a boom!

May 2, 2022



Female cities.

April 18, 2022

TAG CLOUD

Affordable housing · Climate · Community · Creative economy · Crowdfunding · Design · Development · Environment · Equity · Finance · FinTech · Gentrification · Impact · Investing · Mobility · Offering · Opportunity zones · PropTech · Technology · Visionary · Zoning

RECENT

- Social Impact Hero.
- Agri-Crowdfunding.
- Hedge funds and the Housing Crisis.
- I finally found my tribe
- Changing the ownership model.

SEARCH

Search the site ...

CATEGORIES

Climate Community Crowdfunding Development Equity Fintech Investing Mobility Proptech Visionary

REFER A DEVELOPER TO EARN A **$500** INVESTMENT CREDIT! *CLICK HERE* TO LEARN MORE

SmallChange.co — Change | Projects | FAQ | Raise funds | Log in



Invest in Small Change

We're raising capital (soon). You can help us grow.

GET UPDATES

Pick your project and invest some dollars.



The Aux Evanston
Evanston, IL

A commercial hub dedicated to racial equity and wellness

$0 raised

- **$1,000** minimum investment
- 100% Community owned
- Black-owned small business hub
- Focused on community wellness



Venture on 12th Place
Phoenix, AZ

6 buildings. 30 units. Getting a makeover

$41,000 raised

- **$1,000** minimum investment
- Early cash distributions
- Medium investment horizon
- Experienced team



Garage ADUs
California

Efficiently converting garages into affordable work force housing.

$109,000 raised

- **$1,000** minimum investment
- Female founder
- Empathetic housing solution
- Garage to ADU conversions



Kornr Store
Detroit, MI

Black woman developer gets back to basics with Detroit neighborhood marketplace.

$11,500 raised

- **$500** minimum investment
- Black woman-owned and operated
- Creative neighborhood marketplace
- Triple bottom line


CLOSING SOON

Renovare Development
Detroit, MI

A woman-owned company focused on real estate development with a purpose.

$73,000 raised

- **$500** minimum investment
- Women-owned development company
- Community centered
- Triple bottom line


OpZone

Creative Homies
Portland, OR

A Black-owned creative hub built for BIPOC creatives, in downtown Portland

$9,500 raised

- **$500** minimum investment
- Black-owned and operated
- Creative hub for BIPOC creatives
- Triple bottom line

Small Change

Raise funds | Change | Press | FAQs | Projects | Rethink Real Estate

Want to make some change?

—



Invest in
Small Change
We're raising capital (soon).
You can help us grow.
GET UPDATES.

NSSC Holdings, LLC is testing the waters under regulation crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

Learn

Sign up on Small Change to get all the latest news and announcements, and follow the progress of our newly launched offerings.

Invest

Browse our diverse array of offerings – including successful past ones. Get to know our developers. Anyone over the age of 18 can invest.

Raise Funds

If you want to raise funds, review our process, learn how investing works on Small Change, and check out the Change Index.

FOLLOW THE CHANGE

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SAY HELLO

Got a question? Say hello@smallchange.co

The JUST Podcast.

The Placemaking Podcast.

Human City.

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Where everyone can invest in real estate. Build a better city. Invest.

Big News! Anchor tenant Grocery Outlet opens in the Sharswood Development (crowdfunded on Small Change!) in Philadelphia https://bit.ly/3zK8402

Studio, jazz bar, art gallery, oh my! A creative hub for Portland's BIPOC community. Urban density, lots of transit, in a downtown neighborhood with casual eateries, teahouses, and a lively nightlife scene. What's not to love? On Small Change. https://bit.ly/3vt5hFK

Holy moly! There's swag to be had. Introduce us to a developer with a project, and earn a bonus (if they launch) on the Small Change platform! https://bit.ly/39mu4DV

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You can read Eve's bio and download her image and the Small Change logo here.

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Invest in
Small Change
We're raising capital (soon). You can help us grow.

What's this all about?



We're all about impact investing in real estate.



We're tackling an old-boy's club...



We focus on impact in 3 ways:

1. Equitable & innovative projects
2. Everyday investors
3. Emerging minority & women developers

1 The projects.

54% Minority/women Developers

68% Affordable housing projects

2 The investors.

We're building a marketplace for everyday real estate investors on Small Change.



Real estate mogul.



Wealth builder.



Change maker.

3 The developers.



How it works.

We're gaining traction.

4,700+ Account holders

20,000 Avg. monthly page view

We're raising capital.

With the funds raised through this offering we plan to...

- Improve platform features
- 5x Grow the marketing engine
- 4x Expand our developer reach

Join us.
Together we'll make some change.



Disclaimers.

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Settings

SmallChange.co

6,160 Tweets



Real estate mogul
Everyone's a mogul, with the click of a button.

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SmallChange.co
@OurSmallChange

Where everyone can invest in real estate. Build a better city. Invest.

Pittsburgh, PA · smallchange.co · Joined October 2014

1,628 Following **1,602** Followers

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SmallChange.co @OurSmallChange · Jul 15

We're raising capital (soon). Learn more about our plans for Small Change and how you can help us grow! bit.ly/3amb1dk #oursmallchange #smallchange #smallchangeimpactinvesting #realestatedevelopment #impactinvesting #smallchangeraise #crowdfundingraise #testthew …



Invest in Small Change
We're raising capital (soon).
You can help us grow.
NSSC Holdings, LLC is testing the waters under regulation crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

SmallChange.co @OurSmallChange · 23h

On SmallChange.co, Platform USA raised $199,750 from 67 #investors to support the growth of a Black-owned Proptech company seeking to increase the speed of a bldg's construction while reducing cost. That's making change. bit.ly/3PQ9eNh



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How we'll **spend** the funds

We're on a path to reach annual revenue of **$15 million,** with net income of just under **$9 million,** in five years. That's an **operating profit margin** of ~ **56%.**

Our revenue is derived through onboarding fees, offering commissions and investor management services with additional revenue streams planned.

With the funds raised through this offering we plan to...

35%

Small Change Impact Real Estate Fund

- Launch a Reg A+ offering to leverage pooled assets for impact
- Focus on funding equitable projects and diverse developers
- Let everyone 18+ invest

20%

Improve the technology platform

- Focus on streamlining the developer onboarding process
- Focus on streamlining the investment flow

20%

Expand marketing efforts

- Expand investor outreach
- Targeted developer outreach

25%

Expand the core team

- Increase offering support staff
- Add dedicated Reg A+ team

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.